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                                                          OMB APPROVAL
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                       UNITED STATES               OMB Number:       3235-0145
            SECURITIES AND EXCHANGE COMMISSION     Expires:   October 31, 1994
                    Washington, D.C. 20549         Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )1


                     Central European Media Enterprises Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G20045 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 12, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. G20045 10 3                              Page  2  of  6  Pages
          -----------                                   ---    ---

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald S. Lauder
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              4,613,700 Shares
    NUMBER OF     --------------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  646,895 Shares
      EACH        --------------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    4,613,700 Shares
                  --------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              646,895 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,260,595 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1.  Security and Issuer.
-------  --------------------


     This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd. (the "Issuer"), a Bermuda corporation. The Issuer's registered offices are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. Certain of the Central European Media Enterprises Ltd. group of companies also maintain offices at 18 D'Arblay Street, London WIV 3FP, England.


Item 2.  Identity and Background.
-------  ------------------------

     (a) This statement is filed on behalf of Ronald S. Lauder (the "Reporting Person").

     (b) The address of the Reporting Person is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York 10153.

     (c) The Reporting Person's principal business occupations are nonexecutive Chairman of the Board of the Issuer and Chairman of RSL Communications, Ltd., an international telecommunications company, since 1994. The Reporting Person has served as Chairman of Estee Lauder International and Chairman of Clinique Laboratories, Inc., divisions of The Estee Lauder Companies Inc. since 1987. The address of all of such companies is 767 Fifth Avenue, New York, N.Y. 10153.

     (d)(e) The Reporting Person has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     In October 1996, the Issuer executed a Promissory Note in favor of the Reporting Person pursuant to which the Reporting Person agreed to make loans of up to $20,000,000 to the Issuer (the "Loan"). The Loan carried interest of 2.0% over LIBOR and provided the Reporting Person with warrants exercisable for up to 100,000 shares of Class A Common Stock. The Loan was repaid in accordance with its terms at the consummation of the Issuer's public offering of 5,520,000 shares of Class A Common Stock in 1996. Based on the aggregate advances made by the Reporting Person of $14,000,000, the Reporting Person received warrants exercisable for 70,000 shares of Class A Common Stock at an exercise

                                                               Page 4 of 6 Pages


price of $30.25 per share, which warrants became exercisable for four years commencing on October 2, 1997.


Item 4.   Purpose of Transaction.
-------   -----------------------

     While the Reporting Person may acquire additional shares of the common stock of the Issuer, or dispose of some of his holdings, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The purpose of the Reporting Person's acquisitions is long term investment. However the Reporting Person beneficially owns securities of the Issuer representing a majority of the voting power of the Issuer. Consequently, the Reporting Person has the ability to control the election of the Board of Directors of the Issuer and thus the direction and future operations of the Issuer without the supporting vote of any other shareholder of the Issuer, including decisions regarding acquisitions and other business opportunities (except with respect to a "going private" transaction between the Issuer and the Reporting Person), the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities and to implement most of the other transactions described in subparagraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of March 3, 1998, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 5,260,595, approximately 23.7% of the total amount outstanding. Percentage ownership is calculated pursuant to Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable and (ii) 4,940,595 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., both of which are owned of record by the Reporting Person,
(c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person and (d) 646,895 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

     (b) As of March 3, 1998, the Reporting Person had sole voting and dispositive power with respect to 4,613,700 shares of Class A Common Stock. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable and (ii) 4,293,700 shares of Class B Common Stock convertible at the option of

                                                               Page 5 of 6 Pages


the Reporting Person into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., both of which are owned of record by the Reporting Person and (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

     The Reporting Person shares voting and dispositive power with respect to 646,895 shares of the Class A Common Stock beneficially owned and into which the 646,895 shares of the Class B Common Stock held by EL/RSLG Media, Inc. are convertible. The 1995 Estee Lauder RSL Trust, of which the Reporting Person is a co-trustee and beneficiary, owns one-half of the common stock outstanding of EL/RSLG Media, Inc. The Reporting Person disclaims beneficial ownership to the extent he does not have a pecuniary interest in such shares. The Reporting Person shares voting and dispositive power with respect to the 646,895 shares with Leonard A. Lauder, a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which owns the other one-half of the common stock outstanding of EL/RSLG Media, Inc. The address of Leonard A. Lauder is c/o The Estee Lauder Companies, Inc., 767 Fifth Avenue, New York, New York 10153. For information regarding Leonard A. Lauder as required by Item 2, please see the Schedule 13D filed by Leonard A. Lauder on January 25, 1996 with respect to ownership of certain shares of the Issuer.

     (c) On February 12, 1998, the Reporting Person gifted 297,346 shares of Class A Common Stock to a charitable foundation.

     (d) Leonard A. Lauder shares with the Reporting Person the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 646,895 shares of Class B Common Stock in which the Reporting Person shares voting and dispositive power. Each share of the Class B Common Stock is convertible at the option of the holder into one share of the Class A Common Stock.

     (e) Not applicable.


Item 6    Contracts, Arrangements, Understandings or Relationship
------    with Respect to Securities of the Issuer.
          -------------------------------------------------------

     There are no contracts arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 or between such person and any other person with respect to any securities of the Issuer.


Item 7.  Material to be filed as Exhibits
-------  --------------------------------

     None

                                                               Page 6 of 6 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       March 18, 1998
                                                       --------------
                                                           (Date)


                                                       /s/ Ronald S. Lauder
                                                       --------------------
                                                       Ronald S. Lauder